UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective July 11,2025, Mr. Weilai Zhang (“Mr. Zhang”) resigned as the Chairman of the Board of the Company. The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective July 11, 2025, Ms. Siyu Yang (“Ms. Yang”) was elected as the Chairman of the Broad by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Zhang. Ms. Yang also currently serves as the Chief Executive Officer of the Company. Effective July 11, 2025, Ms. Luting Zhang (“Ms. Zhang”) was elected as a new director by the remaining members of the Board. Ms. Zhang holds a Bachelor Degree of Laws from Fuzhou University of International Business and Economics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2025	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer